GCM Grosvenor Inc.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

December 10, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GCM Grosvenor Inc. Registration Statement on Form S-1 Filed December 4, 2020 File No. 333-251109

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, GCM Grosvenor Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251109) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 14, 2020 or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 and that such effectiveness also be confirmed in writing.

Very truly yours,

GCM Grosvenor Inc.

/s/ Michael J. Sacks
Name: Michael J. Sacks
Title: Chief Executive Officer

cc:	Burke Montgomery, General Counsel and Secretary, GCM Grosvenor Inc.
Justin G. Hamill, Latham & Watkins LLP Rachel W. Sheridan, Latham & Watkins LLP Drew Capurro, Latham & Watkins LLP